SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 9, 2003

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 9, 2003

* Print the name and title of the signing officer under his signature.

 Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN ANNOUNCES INITIAL RESULTS FROM BURNSTONE DRILLING

April 9, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture-GBG; OTC.BB-GBGLF) is pleased to announce the results of an independent resource estimate for the Southeast Zone of Area 1 (see plan map on Company web site) of the Burnstone Property. The property is located in Witwatersrand goldfield, some 80 kilometres southeast of Johannesburg, South Africa.

In January 2003, Great Basin initiated a major multi-rig drilling program to confirm the initial resource estimates for Area 1 at Burnstone. The current drilling program and resource estimation has confirmed a measured resource of 4.1 million tonnes at a grade of 18.25 grams/tonne at a 0 cm grams/tonne cut-off; this represents over 2.4 million ounces of gold in a zone comprising only 30% of the total extent of Area 1. Drilling continues on the balance of the Area 1 deposit.

To demonstrate the comparability of these results, original resource and new resource estimates for the Southeast Zone of Area 1 are tabulated below. The original "indicated resource" was calculated from drill results obtained prior to Great Basin optioning the Burnstone Project. The current drilling program consists of 20,000 metres of diamond drilling, comprised mainly of in-fill holes within Area 1. The new "measured resource" includes information from historical drill holes as well as holes from the current drilling program by Great Basin.

BURNSTONE PROPERTY
COMPARISON OF MINERAL RESOURCE ESTIMATES
AREA 1 - SOUTHEAST ZONE

Information Used	Category	Cut-off (cm g/tonne)[1]	Tonnage (tonnes)	Grade (g/tonne)	Contained Gold (ounces)
Original Estimate
Old holes	Indicated	0	4,056,000	19.6	2,554,000
Old holes	Indicated	300	3,770,000	20.3	2,460,000
Old holes	Indicated	350	3,722,000	20.4	2,445,000
New Estimate
Old + new holes	Measured	0	4,126,000	18.2	2,412,000
Old + new holes	Measured	300	4,022,000	18.3	2,367,000
Old + new holes	Measured	350	3,890,000	18.4	2,295,000

1 The Kimberley Reef is a thin conglomerate unit that must be mined at a practical width, thus the standard practice in the Witwatersrand is to use an actual mining width and grade combination to denote a mining cut-off grade.

The current program is designed to increase the density of the drilling and assay information in preparation to undertake additional engineering and feasibility studies, expected to begin later this year. Drilling began in the Southeast Zone of Area 1. The drill hole spacing was decreased from 800-1000 metres to about 350 metres, representing a 60% increase in density, and well above the average for Witwatersrand gold deposits. As a result, the new estimate is classified as a "measured resource".

Deon Vermaakt, Ph.D., Pr. Sci. Nat., is the independent qualified person for GeoActiv (Pty) Ltd. of South Africa, who estimated and categorized the mineral resources of the Burnstone property using mineral industry methods as required by Canadian Securities regulatory standards found in NI43-101. Vermaakt is the QP for the original estimate for Area 1 (that includes the Southeast Zone) reported in Great Basin's News Release dated November 5, 2002, and also the "New Estimate" of the resource for the Southeast Quadrant only. Details of the prior resource estimates, assay and quality control procedures are described in the "Qualifying Report on the Burnstone Property, Gauteng Province of the Republic of South Africa" by Behre Dolbear & Company, dated November 28, 2002 and filed on www.sedar.com. A technical report on the "New Estimate" will be filed within 30 days.

When the current program is completed, updated estimates of the mineral resource for all of Area 1 will be completed as a preface to commencing detailed engineering studies leading to a feasibility study. Additional drilling is also planned for Area 2, where an inferred mineral resource is currently outlined, as well as other prospects on the property and ancillary mineral holdings.

Great Basin can, on a phased basis, purchase up to 100% of Southgold Exploration (Pty) Ltd., which has the right to a 100% interest in the Burnstone Property. The property covers 400 square kilometres of the famous Witwatersrand goldfield, the largest gold district in the world. Mineralization at Burnstone is hosted by a gold-bearing conglomerate unit called the Kimberley Reef. The mineralized Reef lies at 250 to 1000 metres from surface on the property, a moderate depth compared to other Witwatersrand deposits.

For further details on the Burnstone Gold Property and Great Basin's other advanced stage project, the Ivanhoe Gold Property, please visit the Great Basin Gold Ltd. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.